LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

April 19, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Kevin Woody, Accounting Branch Chief

Re:	Lexington Realty Trust Form 10-K for the Fiscal Year ended December 31, 2012 Filed February 25, 2013 File No. 1-12386
Dear Mr. Woody:
This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's comment letter, dated April 5, 2013, in connection with the Staff's review of Lexington's Form 10‑K for the Fiscal Year ended December 31, 2012 (the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated each of the Staff's comments prior to our response below.
Form 10‑K for fiscal year ended December 31, 2012
Item 8. Financial Statements and Supplementary Data, page 54
Consolidated Statements of Cash Flows, page 64

1.
Please tell us what classification you believe your cash acquired in acquisition of remaining interests in NLS relate and tell us why you have presented such amount separately from your operating, investing, and financing cash flows. Please tell us the accounting literature relied upon to separately disclose such amount.

Lexington supplementally confirms to the Staff that it believes the classification of its cash acquired in the acquisition of the remaining interests in NLS represents an item outside of the definition of an investing activity as defined in ASC 230 Statement of Cash Flows (“ASC 230”). Lexington presented the cash paid for the remaining interests in NLS of $9,438,000 as an investing activity as per ASC 230 which provides “investing activities include making and collecting loans and acquiring and disposing of debt or equity instruments and property, plant, and equipment and other productive

Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission
April 19, 2013

assets, that is, assets held for or used in the production of goods or services by the entity (other than materials that are part of the entity's inventory)”. Due to the nature of Lexington's business operations, the cash obtained in the acquisition of the remaining interests in NLS related to the operating property level cash flows of the NLS properties. Therefore, the cash received in the transaction was not relevant in determining the price paid to acquire the remaining interests and none of NLS's actual cash was used to complete the acquisition transaction. As a result, Lexington believes the cash received in the acquisition of the remaining interests in NLS does not meet the definition of an investing activity and is best presented as an item outside investing, financing or operating activities.

Lexington considered the illustrative guidance in ASC 230 which shows the netting of cash acquired in an acquisition with the cash paid for the acquisition, however, as stated above, Lexington believes the cash received was not representative of an investing activity, and to reflect it as such would not have presented the cash needed to complete the NLS acquisition. As a result, Lexington presented such amount separately from its operating, investing and financing cash flows.

In addition, investors and analysts made inquiries about the cash required to complete the acquisition and NLS's cash on hand following the announcement of the acquisition transaction in September 2012. As a result, Lexington believes interested parties would have been misinformed if Lexington presented these cash inflows and cash outflows as one net amount on the Consolidated Statements of Cash Flows.

Notes to Consolidated Financial Statements, page 65
(4) Investments in Real Estate and Real Estate Under Construction, page 72

2.	Please provide to us your calculation of the remeasurement gain related to your acquisition of the remaining interests in Net Lease Strategic Assets Fund L.P. (“NLS”) acquired on September 1, 2012.

Lexington supplementally confirms to the Staff that attached as Exhibit 1 is Lexington's workpaper showing the calculation of the gain related to its acquisition of the remaining interests in NLS as of September 1, 2012.

3.
We note that you determined that gains previously recognized on sales of properties to NLS should have been deferred and recognized as a basis adjustment to your equity investment in NLS. Please address the following:

a.	Please tell us how you determined that your initial accounting for the sale of the properties to NLS in 2007 and 2008 was deemed

Securities and Exchange Commission
April 19, 2013

inappropriate, and cite the accounting literature relied upon for your revised position; and

Lexington supplementally confirms to the Staff that during the course of evaluating the proper accounting treatment of its acquisition of the remaining interests in NLS during the third quarter of 2012, it was determined that the previous gain recognition recorded in 2007 and 2008 should have been deferred. This determination was based upon the guidance in ASC 360-20-40-49, regarding preferences to buyers. As Lexington's partner in NLS received a priority cash-on-cash return, this arrangement should have been considered a preference under such guidance. As a result, Lexington should have only recognized profit on the sale if the proceeds from the sale were greater than Lexington's cost basis in the entire investment. Since the proceeds Lexington received in 2007 and 2008 were not in excess of Lexington's entire cost basis, no gain should have been recognized. The gain previously recognized in 2007 and 2008 was inappropriately based on the proportional cost basis of Lexington's percentage interest in NLS at the time, which was consistent with paragraph 20-40-46 of ASC 360 and not paragraph 20-40-49.

b.	Please provide to us your materiality assessment used in determining that the previously recorded of gains on sales of properties which you now determined should have been deferred.

Lexington supplementally confirms to the Staff that attached as Exhibit 2 is Lexington's workpaper showing its materiality assessment used in determining the previously recorded gains on sales of properties which it determined should have been deferred. The materiality assessment was performed during the review and preparation of the unaudited financial statements for the third quarter of 2012. The materiality assessment was discussed with and approved by the Audit Committee of Lexington's Board of Trustees.
*        *        *

At the request of the Staff, Lexington acknowledges that:

•	Lexington is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Lexington may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 19, 2013

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely

Patrick Carroll, Chief Financial Officer

cc:    Scott Saks, Esq., Paul Hastings LLP

Exhibit 1
($000's)

Net Fair Value of NLS at September 1, 2012	$217,723	(1)

Fair value allocated before sale:
Lexington (a)	$214,360	(2)
Inland	3,363	(2)
	$217,723

Lexington carrying value of existing interest in NLS at 8/31/12 (b)	$40,047

Lexington gain on step to fair value for existing ownership (a-b)	$174,313

Other:	$(6,449)	(3)

Net acquisition gain	$167,864

(1) Lexington engaged a third-party to determine the fair value of the assets acquired and liabilities assumed.
(2) Allocated based upon NLS partnership waterfall calculation.
(3) Transaction inducement cost of $6,075, which is the excess cash paid by Lexington to Inland of $9,438 and the fair value of Inland's interest before sale of $3,363, and noncontrolling interest share of $374. The transaction inducement cost was negotiated with Inland to induce Inland to enter into the transaction in the third quarter of 2012 and did not represent any intrinsic value of the underlying net assets. As a result, Lexington did not derive any additional future economic benefit resulting from this cost.

Exhibit 2
($000's)

Lexington recorded an adjustment of $51,228 to increase accumulated distributions in excess of net income and decrease investment in and advances to non-consolidated entities in the balance sheet and statements of changes in equity for 2011 and 2010 presented in the consolidated financial statements. During its review and preparation of the third quarter 2012 unaudited financial statements, Lexington assessed the materiality of the adjustment and determined the amount was immaterial to previously reported financial statements. The materiality of the adjustment was evaluated for all periods presented in Lexington's consolidated financial statements filed in Form 10-K for the year ended December 31, 2012, as follows:

						Cash Flows
	Total assets	Investments in and advances to non-consolidated entities	Total equity	Accumulated distributions in excess of net income	Net income (loss) attributable to Lexington shareholders	Operating	Investing	Financing
2011
Previously Reported	$3,078,048	$90,558	$1,221,431	$(1,161,402)	$(79,584)	$180,137	$(24,813)	$(144,257)
Adjustment	$(51,228)	$(51,228)	$(51,228)	$(51,228)	$—	$—	$—	$—
As adjusted	$3,026,820	$39,330	$1,170,203	$(1,212,630)	$(79,584)	$180,137	$(24,813)	$(144,257)
Percentage	1.7%	56.6%	4.2%	4.4%	0%	0%	0%	0%

2010
Previously Reported	$3,334,996	$72,480	$1,356,129	$(985,562)	$(32,960)	$164,751	$(24,783)	$(141,189)
Adjustment	$(51,228)	$(51,228)	$(51,228)	$(51,228)	$—	$—	$—	$—
As adjusted	$3,283,768	$21,252	$1,304,901	$(1,036,790)	$(32,960)	$164,751	$(24,783)	$(141,189)
Percentage	1.5%	70.7%	3.8%	5.2%	0%	0%	0%	0%

The adjustment represents (1) a less than a 2% decrease in total assets in 2011 and 2010, including a decrease of approximately 56.6% and 70.7% in investments in and advances to non-consolidated entities in 2011 and 2010, respectively, which line item, as adjusted, represented approximately 1.3% and less than 1% of Lexington's total assets, as adjusted, in 2011 and 2010, respectively, and (2) a decrease of approximately 4.2% and 3.8% in total equity in 2011 and 2010, respectively, including a decrease of approximately 4.4% and 5.2% in accumulated distributions in excess of net income in 2011 and 2010, respectively. Based on these quantitative factors, Lexington determined that the adjustment was immaterial (1) in amount with respect to such line items and the overall nature of Lexington's balance sheet and business and (2) not meaningful to readers and users of Lexington's financial statements.

As a real estate investment trust, Lexington's analysts and investors primarily consider funds from operations (“FFO”) as an important metric in evaluating Lexington. The adjustment related to the deferment of the gains on sales of properties to NLS in 2007 and 2008 had no impact on Lexington's FFO for any of the above-referenced periods. Also, net income (loss) and cash flows from operating, investing or financing activities were not impacted by the adjustment for any of the above-referenced periods.

In addition to a quantitative analysis, Lexington also considered qualitative factors of materiality when assessing the adjustment related to the deferment of the gains on sales of properties to NLS in 2007 and 2008, including the following:

•	Debt Covenants and Other Contractual Arrangements - The adjustment did not have any impact on any of Lexington's debt covenant ratios or other contractual arrangements.

•
Impact on Historical Incentive Compensation - The adjustment did not have any impact on historical incentive compensation. Executive and employee bonuses and incentive compensation are not based on GAAP income. Executive and employee bonuses and incentive compensation awards during the above-referenced periods were determined and measured by the Compensation Committee of Lexington's Board of Trustees. As set forth in Lexington's applicable Definitive Proxy Statements on Schedule 14A, such bonuses and incentive compensation awards were based on subjective measures (none of which relate to the line items referenced above) and the following objective measures: disposition and acquisition volume, leverage ratios, refinancing savings and absolute and relative shareholder returns.

•
Impact to Analysts Expectation and Investor Decision Making - Lexington does not believe that the adjustment had any impact on analyst expectation and investor decision making. Analysts typically monitor Lexington's FFO trends, which were not impacted by the adjustment. In addition to FFO, Lexington believes that investor decision making is primarily driven by dividend yield, which was also not impacted by the adjustment.

•	Impact on Earnings Trends - The adjustment did not have an impact to earnings in the referenced periods or any trends in earnings.

•	Pattern of Bias - The adjustment pertains to a single, non-recurring transaction and is not an indication of a possible pattern of bias by management

•	Impact to Segments - Since Lexington reports its results under a single segment, the adjustment does not have an impact on a significant segment.

•	Fraud or Non Compliance with Laws and Regulations - The adjustment was not as a result of fraud or non compliance with laws or regulations.